UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  May 3, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 5 dated May 3, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

May 3, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 5, 2004
May 3, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

J-PACIFIC CONTRACTS ROSCOE-POSTLE ASSOCIATES FOR BLACKDOME EXPLORATION STUDY

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that it has contracted Roscoe Postle Associates Inc. (RPA) to develop a comprehensive exploration plan for the Blackdome Gold Mine project. A collection, compilation and synthesis of the historic Blackdome exploration and production data into a digital database will provide for a more accurate understanding of previous exploration activities, and will be used to develop and prioritize exploration targets.

Roscoe Postle Associates Inc. is an independent firm of geological and mining consultants with offices in Toronto and Vancouver. Since its establishment in 1985, RPA has carried out consulting assignments for more than two hundred clients, including mining and exploration companies, financial institutions, governments, law firms and individual investors. RPA consulting geological engineer, David Rennie, P. Eng., has been contracted for the Blackdome Project. Mr. Rennie has extensive experience at the Blackdome Mine, and was a member of the technical staff of the mine for 5 years, four years of which, he was Chief Geologist/Chief Engineer at Blackdome.

The Blackdome Gold Mine is located in the Clinton Mining District of British Columbia approximately 250 kilometers (155 miles) north of Vancouver and 70 kilometers (45 miles) west northwest of the town of Clinton. Including the Blackdome South claims, the property consists of 81 mineral claims, 10 crown granted mineral claims, and two mining leases totaling. The property has a modern, well-maintained flotation and gravity mill with a current capacity of 200 tons per day. All of the project's mining permits are in good standing.

The Blackdome property has an "Inferred Mineral Resource" (CIMM 2000 definitions) of 124,120 tonnes averaging 12.8 grams of gold per tonne (0.37 oz Au/ton) and 33.7 grams of silver per tonne (0.98 oz Ag/ton) for an in situ total of 50,834 ounces of gold and 134,386 ounces of silver (SRK, 2001).

Blackdome has a number of exploration targets including those, which have been well documented within the areas of underground development. In 2001, J-Pacific commissioned SRK Consulting to complete a geological model, resource estimate and preliminary exploration-risk assessment of the project, which resulted in SRK concluding that Blackdome has significant potential to host entirely new economic ore bodies. J-Pacific views the property as a long-term asset, with significant exploration potential, which could provide the additional gold resources, needed to proceed to a feasibility study, as a precursor to future production.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Investor Relations - Telephone 1-888-236-5200.